SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-19579

(Check One):	☒ Form 10-K and Form 10-KSB	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:		December 31, 2001
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transition Period Ended:			N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
N/A
PART I — REGISTRANT INFORMATION
Interactive Network, Inc. Full Name of Registrant
N/A Former Name if Applicable
180 Second Street, Suite B Address of Principal Executive Office (Street and Number)
Los Altos, California 94022 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐ (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant entered into an Agreement and Plan of Reorganization with Two Way TV Limited and Two Way TV (US), Inc. as of May 31, 2001, pursuant to which it is contemplated that the Registrant will merge into Two Way TV (US) with Two Way TV (US) being the surviving entity (the "Merger"). The Merger is currently scheduled to close in April 2002.

The Registrant is not able to file its Form 10-K for the year ended December 31, 2001 within the prescribed time period without unreasonable effort and expense due to the allocation of resources involved in closing the Merger and the Registrant's limited number of employees.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bruce W. Bauer (Name)	650 (Area Code)	947-3345 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INTERACTIVE NETWORK, INC. (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	April 1, 2002	By	/s/ Bruce Bauer

Bruce W. Bauer
CEO and President